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UNITED STATE SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
-------------
SCHEDULE 13D*


(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT


TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934


(Amendment No. 3)*

CANADA SOUTHERN PETROLEUM LTD.

(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)


135231108
(CUSIP Number)

Mark Goldstein
Arnhold and S. Bleichroeder Advisers, LLC
1345 Avenue of the Americas
New York, New York 10105


(212) 698-3101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2006
(Date of Event which Requires
Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(Continued on following pages)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










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CUSIP NO. 135231108 SCHEDULE 13D PAGE 2 OF 4 PAGES


1 NAME OF REPORTING PERSON


I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arnhold and S. Bleichroeder Advisers, LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]


(b) [ ]
3 SEC USE ONLY


4 SOURCE OF FUNDS*
AF, OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware


7 SOLE VOTING POWER


0


---------------------------------------------------------
NUMBER OF 8 SHARED VOTING POWER
SHARES


BENEFICIALLY -0-
OWNED BY ---------------------------------------------------------


EACH 9 SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH 0


---------------------------------------------------------
10 SHARED DISPOSITIVE POWER


-0-


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON


0


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14 TYPE OF REPORTING PERSON*
IA


* SEE INSTRUCTIONS BEFORE FILLING OUT







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CUSIP NO. 135231108 SCHEDULE 13D PAGE 3 OF 4 PAGES


Explanatory Note

This Amendment No. 3 to Schedule 13D is being filed to amend the Schedule 13D, as amended, which was originally filed on July 24, 2006.


Item 1. Security and Issuer.


This statement on Schedule 13D relates to the common shares, no par value (the "Shares"), of Canada Southern Petroleum Ltd. (the "Issuer"). The principal executive office of the Issuer is located at Suite 250, 706 - 7th Avenue SW, Calgary, Alberta, Canada T2P 0Z1.



Item 5. Interest in Securities of the Company.


(a) As of the close of business on August 25, 2006, the Reporting Person is deemed to be the beneficial owner of 0 Shares, constituting approximately 0% of the Shares outstanding. The aggregate percentage of Shares reported herein is based upon 14,496,165 Shares outstanding, which is the total number of Shares outstanding as of July 13, 2006 as reported in the Issuer's Amendment No. 5 to Scheduler 14D-9 filed on July 14, 2006.

(b) By virtue of investment management agreements with its clients, the Reporting Person has sole voting and dispositive powers over the 0
Shares reported herein, which powers are exercised by the Principal and the Portfolio Managers.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule A hereto were effected in the open market.

(d) Clients of the Reporting Person have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares reported herein.

(e) Not applicable.



SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 30, 2006


ARNHOLD AND S. BLEICHROEDER ADVISERS, LLC


By: /s/ Mark Goldstein
----------------------
Name: Mark Goldstein
Title: Senior Vice President




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CUSIP NO. 135231108 SCHEDULE 13D PAGE 4 OF 4 PAGES



SCHEDULE A


TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS


Date of Transaction Shares Purchased (Sold) Price Per Share (Avg.)




6/27/06 	29,350 		10.70
6/28/06 	14,009 		10.65
6/29/06 	56,641 		11.70
6/30/06 	50,000 		11.98
7/03/06 	2,000 		11.63
7/05/06 	35,000 		11.60
7/05/06		(24,349) 	11.75
7/06/06 	40,000 		11.72
7/06/06		(19,400)	11.65
7/07/06 	27,583 		11.75
7/10/06 	20,000		11.71
7/11/06 	42,340 		11.68
7/12/06 	62,165 		13.37
7/28/06		(485,339) 	13.06
8/25/06		(1,000,000)	13.10




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